Exhibit 14.1

CODE OF BUSINESS CONDUCT
February 2018
A MESSAGE FROM THE CEO
In the midst of continuous change, our commitment to the Company Purpose and Fundamental Values remains constant. Each day, we strive to conduct business in a way that creates and maintains the trust of our customers, employees and investors. In our organization, we place the highest importance on compliance and integrity.
Underlying this commitment is the Ethics and Compliance Program which has been adopted and is fully supported by Executive Management. The Program focuses on both “doing things right” and “doing the right thing” in order to maintain our personal and organizational integrity.
During our day-to-day business activities, each of us may be faced with difficult decisions concerning business ethics or compliance with certain laws or Company policies. We encourage all employees to act with the highest degree of honesty and integrity in following both the spirit and letter of the law; to treat one another with dignity and respect, appreciating the uniqueness of each customer and employee; and to be well informed in the laws, regulations, policies and compliance issues that apply to our business.
The Ethics and Compliance Program is outlined in this Code of Business Conduct and Ethics, which will help all employees understand the major ethical and legal guidelines that support the Company’s Vision and Core Values to help all of us make the right decisions in our business endeavors.
If you are faced with a difficult ethical or compliance related decision, your Store Director, Assistant Store Director, or Location Manager are usually the best sources of information and guidance. Company policy statements and procedures also provide guidance, and they can be found in your handbook or on the Company’s Intranet. In addition, you have access to Human Resources, Employee Relations or Asset Protection personnel and our Employee Hotline:
United States: 1 (855) 673-1084
Philippines: Globe (+800 8739 5173) PLDT (+800 1441 1062)
The hotline is monitored by the Office of Ethics and Compliance. Remember, each of us is responsible for our individual actions and for reporting any compliance issues. Our management team is responsible for ensuring that those they supervise act in compliance with our policies, procedures and all applicable laws and regulations. The management team is also responsible for handling compliance concerns in a prompt and appropriate manner.
This Culture of Compliance shapes the Company’s reputation. It is our common understanding of, and our personal commitment to, our responsibilities that earn and keep our customers’ and investors’ trust. We are proud of our employees for honoring this responsibility to maintain the highest degree of integrity.

Bob Miller President & CEO

THE COMPANY’S ETHICS & COMPLIANCE PROGRAM
Conducting business with an unyielding commitment to integrity, quality and compliance is our most important business policy. By following the guidance provided in this Code of Business Conduct and Ethics (“Code”) and the specific policies described in the Company’s Ethics and Compliance Policies (“Policies”), we can each contribute to the success of the Company.
The Company’s Ethics and Compliance Program (“Program”), which has been authorized by the Company’s Board of Directors, includes the following:

▪	Code of Business Conduct - a summary of the Program and certain policy areas covered by the Program

▪	Policies in the areas covered by the Program

▪	Training on policies

▪	Audits of training and policy compliance

▪	Hotline for reporting and questions

▪	The Office of Ethics & Compliance to administer the Program

The goal of The Company’s Ethics & Compliance Program (“Program”) is to:

▪	Have uniform, understandable Company-wide policies on issues of ethics and compliance that are clearly communicated and consistently followed;

▪	Provide appropriate, targeted training;

▪	Take appropriate steps to ensure the policies and training are being followed; and

▪	Provide a vehicle for, and appropriate handling of, employee reporting or questions on ethics and compliance issues.

THE OFFICE OF ETHICS AND COMPLIANCE
The Company believes that comprehensive programs designed to ensure compliance with Company policies and the legal requirements under which we operate our business are of paramount importance. Therefore, we have established The Office of Ethics and Compliance under the direction of the Company’s Chief Compliance Officer. The Chief Compliance Officer oversees all Program efforts including policies, training, auditing, reporting, investigations, and discipline.
The Office of Ethics and Compliance regularly updates members of Executive Management on significant developments and Company compliance efforts. In addition, the Office of Ethics and Compliance reports periodically to the Audit and Risk Committee and the Compliance Committee of the Company’s Board of Directors.
The Office of Ethics and Compliance provides various cost-free options for reporting issues of non-compliance or for compliance questions. Anonymous compliance reports or questions may also be submitted through the Hotline number, email or regular mail.
EMPLOYEE HOTLINE
United States: 1 (855) 673-1084
Philippines: (+800 8739 5173) Globe
(+800 1441 1062) PLDT
THE OFFICE OF ETHICS & COMPLIANCE
250 Parkcenter Blvd.
Boise, ID 83706 ethics.compliance@albertsons.com

REPORTING NON-COMPLIANCE
Every employee has an obligation to report any conduct which he or she believes in good faith is an ethical or legal violation or contrary to Company policy. While the Company encourages employees to work with their Store Directors, Assistant Store Directors, Location Managers, Human Resources, Employee Relations or Asset Protection contacts to resolve compliance concerns, employees may report directly to The Office of Ethics and

Compliance as indicated above. Reports by employees will be considered confidential, and information will be shared only as necessary to thoroughly and appropriately investigate and resolve any compliance concerns. Also, the Company strictly prohibits any retaliation, direct or indirect, against an employee related to a report of an ethical or legal violation made in good faith.

SUMMARY OF FUNDAMENTAL LAWS AND POLICIES
It is the Company’s policy to comply with all laws, rules, regulations, judicial decrees and Company policies that apply to our business activities. Certain laws and policies are so fundamental and encompassing that they will be specifically addressed through, and monitored by, the Ethics and Compliance Program. A general description of the types of such laws and policies follows. A more detailed discussion of these fundamental laws and the Company’s corresponding compliance expectations is available in the Ethics and Compliance Policies and accompanying training. If there is a federal, state or local law or collective bargaining provision which supersedes this Code or any of the Ethics and Compliance Policies, employee conduct will be guided by the applicable law or collective bargaining agreement.

Anti-bribery
Anti-bribery laws make it illegal to offer or provide, directly or through a third party, anything of value to a foreign government official in order to influence an act or decision to obtain, retain and/or direct business or to secure an improper advantage of any kind. The Company strictly prohibits all employees from giving, offering, promising or paying anything of value to government officials directly or indirectly with the purpose of obtaining or retaining business or otherwise securing an improper advantage. All employees must take reasonable steps to ensure that business partners and other third-parties understand that the Company expects them to act with the same level of honesty and integrity in all activities for or on behalf of the Company.

Antitrust
Discussions, understandings or agreements with competitors or their agents or representatives regarding the prices or terms under which goods will be sold to our customers are considered violations of antitrust laws and any such conduct is strictly prohibited. Employees are cautioned to avoid even seemingly innocent discussions with competitors on these subjects.

Business ethics
The Company is committed to strict adherence to the highest standards of business ethics and requires all employees to conduct themselves and their business affairs accordingly and in a manner consistent with both the letter and spirit of all applicable laws and regulations (including those prohibiting unlawful discrimination or harassment) and these policies. Employees must deal fairly with the Company’s customers, suppliers, competitors and fellow employees at all times.

Company assets
Employees must protect the Company’s property and its assets and ensure their authorized and efficient use. All Company assets must be used for legitimate business purposes. Employees must not use company property, information or their position for personal gain.

Confidential and proprietary information
Employees may learn or have access to confidential information. Such information about the Company, its customers, employees, vendors, suppliers and other organizations with which the Company does business must not be disclosed outside of the Company without appropriate authorization and must otherwise be treated as private and confidential both during the course of employment and thereafter. Employees are prohibited from using confidential information for personal gain.

Conflicts of interest
The Company is entitled to the best efforts and undivided loyalty of each of its employees. Company management and supervisory personnel must be free from conflicting interests and influences. Conflicts must be avoided to ensure that employees are performing their duties uninfluenced by factors that may impair their ability to make independent and objective judgments. Employees must disclose any situation that could give rise to a conflict of interest to their supervisors so that, if possible, appropriate avoidance actions can be taken. Employment that does not conflict with or call in question the employee’s ability to devote appropriate time and attention to the Company may be determined, upon appropriate disclosure and review, to be acceptable.
Customer protection
Employees are expected to be vigilant in observing the Company’s policies and practices that illustrate our commitment to providing customers a safe and trustworthy shopping environment where they know that the various forms of information (e.g., prices, weights, advertising) we provide are accurate and not misleading, and their health, safety, and information are appropriately protected.
Environment
The Company expects employees to consistently adhere to policies and programs for the lawful and appropriate handling of hazardous waste and to otherwise comply with applicable environmental laws and regulations that provide for a safe and clean environment in our communities.
Financial integrity
Financial integrity is critical to the Company’s commitment to maximize the value we create for investors. The Company demands and expects strict adherence to laws, regulations and policies concerning financial accounting to ensure that every business record is accurate, complete and reliable. The Company also requires integrity in financial communications and timely and accurate reporting of financial information.
Food safety, sanitation and freshness
A key responsibility to our customers is to provide fresh and high quality products in a clean and safe environment. The Company requires employees to comply with Company policies and procedures that promote these standards, including those which mandate standards higher than required by relevant laws and regulations.
Gifts & entertainment
The Company deals fairly and honestly with its suppliers. This means that our relationships with suppliers are based primarily on price, quality, service and reputation. Employees dealing with suppliers should carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or appear to compromise, his/her objective assessment of the supplier’s products and prices. The only basis for any business decision must be the Company’s best interests. Any private business between an employee and a supplier must be conducted with no special advantage sought or accepted by reason of the employee’s Company position.
Insider trading laws
All Company employees are prohibited from trading in the stock or other securities of the Company while in possession of material, nonpublic information about the Company. Company employees also are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock or other securities of the Company on the basis of any information not publicly known which might be material to investors in the Company’s securities. In addition, Company employees who obtain material nonpublic information about another company in the course of their employment are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information.
Material information is information, not publicly disclosed, which if known probably would affect the price of Company securities. Some examples of material information include acquisitions, mergers, asset sales, stock splits, earnings, major management changes, expansion plans and other important corporate developments.
Political activity
The Company is actively engaged in political processes and, in particular, seeks to shape public policy issues that can affect our business or impact our employees. We are committed to conducting political activities in accordance with the highest standards of ethics and in full compliance with all laws and regulations governing political activities.
Safety
The Company is committed to creating an environment that is safe, healthy and injury-free for employees, customers and vendors. Safety is essential to all business functions and must never be compromised under any circumstance. Every employee has a responsibility to contribute toward a safe work environment by addressing or reporting hazards and otherwise following Company safety protocols.
Workplace conduct
The Company requires compliance with employment-related laws and policies including, but not limited to, all wage and hour laws. Employees must accurately report their time worked and are strictly prohibited from working off the clock or falsifying time records. Managers are prohibited from encouraging, permitting or directing employees to work off the clock, falsifying time records or otherwise violating time clock or wage and hour policies and laws. Hourly employees may not perform work during non-work hours, including accessing Company email or systems for work- related reasons during non-working time.
The Company does not tolerate discrimination against, or harassment of, an applicant, employee, customer or vendor on the basis of the individual’s race, sex, color, religion, national origin, age, disability, genetic information, pregnancy, veteran status, sexual orientation, gender identity or expression or other legally protected status. Additionally, the Company strives to provide accessible locations and assistance for applicants, employees, customers and vendors with disabilities.
Threats of violence, threatening behavior or acts of violence, whether direct or indirect, are prohibited.
Employees must report suspected violations of wage and hour laws or the Company’s non-harassment and non-discrimination policies or threats of violence. Retaliation for reporting such violation is prohibited.

COMPLIANCE AUDITS AND INTERNAL INVESTIGATIONS
To accomplish the purposes of the Ethics and Compliance Program, the Chief Compliance Officer oversees periodic legal compliance audits and internal investigations. Employees are expected to cooperate with Company employees and representatives conducting a compliance audit or internal investigation.
Among other things, employees are expected to make complete and truthful disclosures when questioned about matters relating to the Company’s business about which the employee is aware.

CONTINUING RESPONSIBILITY OF EMPLOYEES
Despite the Company’s commitment to the Program, it is impossible to specifically address all unethical or improper business conduct. Consequently, in addition to strict adherence to the requirements of the Program (including this Code and its supporting policies), each employee must use common sense in identifying when an ethics or compliance issue has arisen and when to seek guidance. Remember that being unaware of the laws and policies that apply to your work does not excuse non-compliance. Therefore, always seek guidance prior to acting if you are unsure.
This Program does not prohibit protected conduct or communications relating to your wages, hours or working conditions, or any other conduct protected by Section 7 of the National Labor Relations Act. The Program also does not prohibit an employee from reporting concerns, making lawful disclosures, or communicating with any governmental authority about conduct the employee believes violates any laws or regulations.
Every employee has a continuing responsibility to comply fully with this Code and its supporting policies and to review with his or her Store Director, Assistant Store Director, Location Manager, Human Resources, Employee Relations or Asset Protection contacts any activities which could result in non- compliance.
Detailed policies for the topics covered in the Code of Business Conduct and Ethics are available in the employee handbook and under the Ethics and Compliance section of the Company’s intranet home portal page. Questions relating to the Program, this Code or its supporting policies should be directed to the Office of Ethics and Compliance by phone at (208) 395-4215 or email at ethics.compliance@albertsons.com.

CORRECTIVE ACTION
Violations of this Code or its supporting policies will not be tolerated. Corrective action, up to and including termination of employment, will be initiated against any employee who is found to have committed, authorized, condoned, participated in or concealed actions that constitute ethical or legal violations or violations of the Company policies referenced herein; against any supervisor who disregards a violation or who fails to prevent or report a violation; and against any supervisor who retaliates, directly or indirectly, or tolerates retaliation against any employee who reports a violation in good faith.

REQUIRED COMPLIANCE PROGRAM TRAINING
Employees are required to acknowledge completion of both general compliance and job-specific compliance training.

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